CAE announces consent and proxy solicitation targeting its 5.541% Series 1 Senior Unsecured Notes Montreal, Canada, November 12, 2026 – (Nasdaq: CAE; TSX: CAE) – CAE Inc. (“CAE” or the “Company”) announced today that it has commenced a consent and proxy solicitation to amend the indenture governing its 5.541% Series 1 Senior Unsecured Notes due June 12, 2028 (the “Notes”) representing $400 million aggregate principal amount. CAE is soliciting written consents and proxies (the “Consent and Proxy Solicitation”) whereby holders (collectively, “Noteholders”) of CAE’s outstanding Notes issued under the master trust indenture, dated as of June 12, 2023 (the “Master Indenture”), as supplemented by a first supplemental indenture dated as of June 12, 2023 (the “1st Supplemental Indenture”, and together with the Master Indenture, the “Indenture”), between CAE, as issuer, and Computershare Advantage Trust of Canada (as successor to BNY Trust Company of Canada), as trustee, are asked to consider an amendment to the definitions relating to the accounting principles referenced in the Master Indenture (the “Proposed Amendment”) by way of Extraordinary Resolution (as defined in the Indenture) (the “Amendment Resolution”), the full text of which is set forth within the joint consent and proxy solicitation statement (as it may be amended or supplemented, the “Consent and Proxy Solicitation Statement”). As part of our ongoing transformation and in an effort to align the CAE's financial reporting with aerospace and defense peers, CAE is exploring a potential transition from IFRS to United States generally accepted accounting principles ("U.S. GAAP"). If adopted, the change would be applied for the fourth quarter and fiscal year ending March 31, 2027, on a full retrospective basis. We have established a project team and a project plan, and we are currently evaluating the potential impact that a transition to U.S. GAAP may have on our consolidated financial statements. The Proposed Amendment is being sought in connection with this potential transition to U.S. GAAP. The Proposed Amendment is required to reflect in the Master Indenture the change in accounting policies in CAE’s financial statements upon the adoption thereof. CAE is soliciting written consents and proxies for the approval by the Noteholders of the Proposed Amendment. If the threshold described in the Consent and Proxy Solicitation Statement for an approval by a written consent of Noteholders is not achieved, CAE intends to hold a meeting of the Noteholders (the “Meeting”), scheduled to be held in person at the offices of Norton Rose Fulbright Canada LLP at 1, Place Ville Marie, 27th Floor, Montreal, Quebec, H3B 1R1 at 9:00 a.m. (Eastern time) on December 16, 2026.

The record date for entitlement to receive notice of and to provide instructions with respect to written consents and proxies and to vote at the Meeting is 5:00 p.m. (Eastern time) on November 9, 2026 (the “Record Date”). Each Noteholder of record as of the Record Date will be entitled to one vote in respect of each $1,000 principal amount of Notes held by such Noteholder. The Proposed Amendment is being sought pursuant to the Indenture. The Proposed Amendment is described in more detail in the Consent and Proxy Solicitation Statement and is set forth in the form of supplemental indenture (the “2nd Supplemental Indenture”) attached to the Consent and Proxy Solicitation Statement in Appendix B. If CAE receives the required level of approval for the Proposed Amendment either by written consent or by the Amendment Resolution being passed at the Meeting, and the Proposed Amendment comes into force by the execution of the 2nd Supplemental Indenture, then any Noteholders who authorized and directed their CDS Participant (as defined in the Consent and Proxy Solicitation Statement) to elect to consent prior to the Consent Deadline (as defined below), and whose CDS Participant makes such election through CDSX, or who votes, or causes their Notes to be voted, in favour of the Proposed Amendment at the Meeting, will be eligible to receive a consent fee in the amount of $1.00 per $1,000 principal amount of Notes (the “Consent Fee”) held by such Noteholder. Noteholders who fail to deliver a valid consent prior to the Consent Deadline or a valid proxy prior to the Proxy Deadline (as defined below) or who do not vote, or cause their Notes to be voted, in favour of the Amendment Resolution at the Meeting, as applicable, will not be entitled to receive the Consent Fee, regardless of whether the Proposed Amendment is approved. Any Consent Fees that become payable to Noteholders will be paid promptly after the 2nd Supplemental Indenture comes into force by CAE to Computershare Advantage Trust of Canada, as paying agent, which will, in turn, pay the registered Noteholder (CDS & Co.), which will then distribute payment through the applicable procedures of CDS Clearing and Depository Services Inc. Interest will not accrue on or be payable with respect to the Consent Fee. For the Proposed Amendment to come into force, CAE requires either (i) the written consent of the holders of not less than 66 2/3% of the aggregate principal amount of the outstanding Notes or (ii) a resolution passed by the affirmative votes of the holders of not less than 66 2/3% of the aggregate principal amount of the Notes present in person or represented by proxy at the Meeting who are entitled to vote on such resolution.

The board of directors of CAE unanimously recommends that Noteholders CONSENT TO AND VOTE FOR the Proposed Amendment. The deadline for the submission of consents by Noteholders is no later than 5:00 p.m. (Eastern time) on November 26, 2026 (the “Consent Deadline”) and the deadline for delivery of proxies for the Meeting, if required, is no later than 5:00 p.m. (Eastern time) on December 14, 2026 (the “Proxy Deadline”) or, in the case of an adjourned or postponed Meeting as described in the Consent and Proxy Solicitation Statement, 5:00 p.m. (Eastern time) on the third business day prior to the scheduled adjournment or postponement (subject, in each case, to modification, waiver or extension by CAE in its discretion). CAE reserves the right to terminate, cancel, extend or modify the Consent Deadline, the Proxy Deadline and the other terms of the solicitation of consents and proxies for the Proposed Amendment at any time prior to the Consent Deadline, the Proxy Deadline, or the Meeting, as applicable, as described in the Consent and Proxy Solicitation Statement. Noteholders holding Notes through intermediaries (such as a bank, trust company, securities dealer or broker, or trustee or other intermediary) should take note that such intermediaries may set deadlines for the return of instructions that are well in advance of the Consent Deadline and Proxy Deadline. If you have any questions regarding giving instructions with respect to the Consent and Proxy Solicitation, please contact your broker or other intermediary for assistance. This press release is for informational purposes only and the Consent and Proxy Solicitation is being made solely on the terms and subject to the conditions set forth in the Consent and Proxy Solicitation Statement. Copies of the Consent and Proxy Solicitation Statement may be obtained from Scotia Capital Inc. by telephone at 1-416-863-7438 or by email at LM@scotiabank.com, who has been appointed as solicitation agent for the Consent and Proxy Solicitation. Noteholders are urged to review the Consent and Proxy Solicitation Statement for the detailed terms of the consent solicitation and procedures for consenting to the Proposed Amendment. The Notes are registered in the name of CDS & Co. (a nominee of CDS Clearing and Depository Services Inc.). CAE expects that CDS & Co. will provide an omnibus proxy which authorizes one or more intermediaries (such as a bank, trust company, securities dealer or broker, or trustee or other intermediary) who are CDS Participants to provide a consent and proxy with respect to the Notes held on behalf of ultimate beneficial Noteholders and credited to such CDS Participants specified on the CDS Participant list as of the Record Date. Beneficial holders should contact their intermediary for information and instructions on how to consent and vote their Notes.

Intermediaries have their own mailing procedures and return instructions, which should be carefully followed by beneficial holders. Beneficial holders who wish to elect with respect to the written consent and proxy must carefully follow the procedures and instructions received from their intermediary and contact their intermediary if they need assistance. Intermediaries may set deadlines for the return of consents and voting instructions that are well in advance of the Consent Deadline and Proxy Deadline. Any persons with questions regarding the Consent and Proxy Solicitation should contact: Scotia Capital Inc. 40 Temperance Street, 4th Floor Toronto, Ontario M5H 0B4 Attention: Liability Management Local: 416-863-7438 Email: LM@scotiabank.com Caution concerning forward-looking statements This press release includes forward-looking statements about our activities, events and developments that we expect to or anticipate may occur in the future including, for example, statements regarding the Consent and Proxy Solicitation process, the Consent and Proxy Solicitation Statement and other Consent and Proxy Solicitation materials, the Consent Deadline, the Proxy Deadline, the timing, format and conduct of the Meeting, the payment of the Consent Fee, the anticipated approval, expected timing and effect of the Proposed Amendment, the Company’s intentions with respect to the implementation of the Proposed Amendment, the execution of the 2nd Supplemental Indenture or CAE’s transition to U.S. GAAP. Since forward-looking statements and information relate to future events or future performance and reflect current expectations or beliefs regarding future events, they are typically identified by words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “future”, “indicate”, “intend”, “likely”, “may”, “plan”, “potential”, “seek”, “should”, “strategy”, “will”, “trends” or the negative thereof or other variations thereon suggesting future outcomes or statements regarding an outlook. All such statements constitute “forward-looking statements” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties associated with our business which may cause actual results in future periods to differ materially from results indicated in forward-looking statements. While these statements are based on management’s expectations and assumptions regarding historical trends, current conditions and expected future developments, as well as other factors that we believe are reasonable and appropriate in the circumstances, readers are cautioned not to place undue reliance on these forward-looking statements as there is a risk that they may not be accurate. The forward-looking statements contained in this press release describe our expectations as of November 12, 2026, and, accordingly, are subject to change after such date. Important risks that could cause such differences include, but are not limited to, those described in CAE’s Management’s Discussion & Analysis (MD&A) for the fiscal year ended March 31, 2026 and MD&A for the interim period ended September 30, 2026, each of which is available on CAE's website (www.cae.com), SEDAR+ (www.SEDARplus.ca) and EDGAR (www.sec.gov). Readers are cautioned that any of the disclosed risks could have a material adverse effect on our forward-looking statements. Disclaimer This press release shall not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe for any securities in the United States or in any other jurisdiction where such offer is unlawful nor shall it or any part of it form the basis of or be relied on in connection with, or act as any inducement to enter into, any contract or commitment whatsoever. The information contained in this press release concerning CAE and the Consent and Proxy Solicitation does not purport to be all-inclusive or to contain all the information that an investor may desire to have in evaluating whether or not to approve the Proposed Amendment. The information is qualified entirely by reference to the Consent and Proxy Solicitation Statement and to CAE’s publicly disclosed information and the cautionary note regarding forward-looking statements included in this press release. No representation or warranty, express or implied, is made or given by or on behalf of CAE or any of its directors, officers or employees as to the accuracy, completeness or fairness of the information or opinions contained in this press release and no responsibility or liability is accepted by any person for such information or opinions. In furnishing this press release, CAE does not undertake or agree to any obligation to provide investors with access to any additional information or to update this press release or to correct any inaccuracies in, or omissions from, this press release that may become apparent. The information and opinions contained in this press release are provided as at the date of this press release. The contents of this press release are not to be construed as legal, financial or tax advice. Each investor should contact his, her or its own legal adviser, independent financial adviser or tax adviser for legal, financial or tax advice. About CAE At CAE, we exist to make the world safer. We deliver cutting-edge training, simulation, and critical operations solutions to prepare aviation professionals and defence forces for the moments that matter. Every day, we empower pilots, cabin crew, maintenance technicians, airlines, business aviation operators, and defence and security personnel to perform at their best and when the stakes are the highest. Around the globe, we’re everywhere customers need us to be with sites and training locations in over 40 countries. For nearly 80 years, CAE has been at the forefront of innovation, consistently seeking to set the standard by delivering excellence in high-fidelity flight simulators and training solutions, while embedding sustainability at the heart of everything we do. By harnessing technology and enhancing human performance, we strive to be the trusted partner in advancing safety and mission readiness—today and tomorrow. CAE Contacts: Media Relations: Samantha Golinski, Senior Vice President, Communications +1-438-805-5856, samantha.golinski@cae.com Investor Relations: Andrew Arnovitz, Chief Strategy Officer +1-514-734-5760, andrew.arnovitz@cae.com